Exhibit 99.1

Verona Pharma plc Operational Update and Financial Results for the Third Quarter Ended September 30, 2017

Emerging clinical data confirms the potential for RPL554 to be an important, novel treatment for patients with COPD

London Nov. 07, 2017 — Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces today an operational update and financial results for the third quarter ended September 30, 2017.

The Company’s product candidate RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (“COPD”) and cystic fibrosis (“CF”), and potentially asthma.

OPERATIONAL HIGHLIGHTS

During the three months ended September 30, 2017 the Company:

•                  Reported data from two clinical studies:

•                  Positive top-line data from a Phase 2a clinical trial in COPD with RPL554 when dosed in addition to tiotropium (Spiriva®):

•                  Achieved significant and clinically meaningful additional improvement in peak lung function when added to tiotropium, a widely used drug to treat COPD;

•                  Achieved faster onset-of-action when added to tiotropium; and

•                  Demonstrated statistical significance across all primary and secondary efficacy outcome measures, as well as a clear dose response at 6 mg dose compared to 1.5 mg dose;

•                  Earlier than expected positive top-line data from U.S. pharmacokinetic (“PK”) trial demonstrated that nebulized RPL554 delivers optimal clinical dose to patients:

•                  Confirmed inhaled RPL554 is an appropriate form of administration for patients with chronic COPD and other respiratory disorders; and

•                  Demonstrated absorption occurs primarily in the lungs following inhaled administration, consistent with optimal inhaled delivery of medications for the treatment of COPD and asthma;

•                  Commenced a 4-week, Phase 2b dose-ranging clinical trial in Europe in approximately 400 patients to investigate the efficacy, safety, and dose-response of nebulized RPL554 for the maintenance treatment of COPD;

•                  Study has now enrolled ahead of schedule, more than 200 patients (equivalent to 50% of the study) enrolled, see separate announcement issued today; and

•                  Top-line data now expected in mid-2018, and potentially sooner than previous guidance of second-half of 2018;

•                  Continued the Phase 2a clinical study to evaluate the PK and pharmacodynamic (“PD”) profile and tolerability of RPL554 in up to 10 CF patients as well as examine the effect on lung function;

•                  Top-line data expected in the first half of 2018;

•                  Continued development of RPL554 as dry powder inhaler (“DPI”) and metered dose inhaler (“MDI”) formulations for maintenance treatment of COPD.

FINANCIAL HIGHLIGHTS

•                  Net cash, cash equivalents and short term investments at September 30, 2017 amounted to £85.5 million (December 31, 2016: £39.8 million);

•                  For the nine months ended September 30, 2017, reported operating loss of £19.1 million (first nine months of 2016: £4.1 million) and reported loss after tax of £14.2 million (first nine months of 2016: loss after tax of £4.2 million), reflecting the preparation, initiation and completion of clinical trials and expansion of the team;

•                  Reported loss per share of 17.4 pence for the nine months ended September 30, 2017 (first nine months of 2016: loss per share 15.4 pence); and

•                  Net cash used in operating activities for the nine months ended September 30, 2017 of £15.8 million (first nine months of 2016: £3.3 million) reflecting increased clinical activities.

Jan-Anders Karlsson, PhD, CEO of Verona Pharma, commented:

“We are delighted to report another period of significant progress for Verona Pharma. We reported positive top-line data from two clinical studies that we completed ahead of schedule during the third quarter.  In a Phase 2a trial RPL554 demonstrated a significant and clinically meaningful improvement in lung function in COPD patients and faster onset of action when administered as an add-on treatment to tiotropium, one of the most widely prescribed LAMA bronchodilators in these patients. In the PK trial in the United States, we demonstrated that inhalation of RPL554 is an appropriate route of administration for people with COPD and other respiratory diseases. We are also pleased that we were able to update the market today on the solid progress being made in enrolling patients in our 4-week Phase 2b COPD trial and we now expect to report top line data in mid-2018.”

Conference Call and Webcast Information

Verona Pharma will host an investment community conference call at 8:00 a.m. Eastern Standard Time (1:00 pm Greenwich Mean Time) on November 7, 2017. Analysts and investors may participate in the conference call by utilizing the conference ID: 1550110 and dialing the following numbers:

•                  (877)-280-1254 or (646)-254-3388 for callers in the United States

•                  0800 279 5736 or 44 (0) 20 3427 1901 for callers in the United Kingdom

•                  0800 589 2673 or 49 (0) 69 2222 10619 for callers in Germany

Those interested in listening to the conference call live via the internet may do so by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the webcast link.  A webcast replay of the conference call [audio] will be available on the “Investors” page of Verona Pharma’s website at www.veronapharma.com.

An electronic copy of the interim results will be made available today on the Company’s website (http://www.veronapharma.com). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014.

About Verona Pharma plc

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo, and has shown clinically meaningful and statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD) and cystic fibrosis (CF), and potentially asthma.

Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the expected timing of top-line data from our clinical trials of RPL554, development of RPL554 to treat asthma or other respiratory diseases, RPL554 as an important and promising therapy for COPD patients, the timing of commencement of clinical trials for RPL554, the ability of DPI and MDI formulations of RPL554 to address a larger COPD market segment and significantly extend RPL554’s commercial opportunity, our ability to deliver a comprehensive package of Phase 2b data for nebulized RPL554, the broad potential applicability of RPL554 in COPD and other respiratory indications, and collaborations to acquire or in-license product candidates.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of RPL554, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of RPL554, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with RPL554, which could adversely affect our ability to develop or commercialize RPL554; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing RPL554 for multiple indications; our ability to obtain approval for and commercialize RPL554 in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize RPL554; and lawsuits related to patents covering RPL554 and the potential for our patents to be found invalid or unenforceable. These and other important factors under the caption “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission (“SEC”) on April 28, 2017 relating to our Registration Statement on Form F-1, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

Tel: +44 (0) 20 7710 7600
Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	SNELVeronaPharma@stifel.com
Stewart Wallace / Jonathan Senior / Ben Maddison

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com

ICR, Inc. (US Media and Investor enquiries)
James Heins	Tel: +1 203-682-8251
James.Heins@icrinc.com
Stephanie Carrington	Tel. +1 646-277-1282
Stephanie.Carrington@icrinc.com

OPERATIONAL REVIEW

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Our product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound, giving it a dual mechanism of action to improve lung function. If successful, RPL554 would represent the first novel class of bronchodilator developed in decades, and at the same time have anti-inflammatory effects. RPL554 has been well tolerated in our clinical trials, and has not been observed to result in the gastrointestinal or other side effects commonly associated with PDE4 inhibition.

We are developing RPL554 for the treatment of COPD and CF. We may also explore, alone or with a collaborator, the development of RPL554 to treat asthma and other respiratory diseases.

We have initiated four clinical trials of nebulized RPL554 in 2017, of which two were successfully completed this quarter. In September 2017, we announced positive top-line data from our Phase 2a clinical trial of RPL554 as an add-on treatment to tiotropium, one of the most important current therapies for COPD. The data showed a significant improvement in peak lung function when RPL554 was added on top of tiotropium, supporting the continued development of RPL554 as a promising therapy for COPD patients. We have also shown in a pharmacokinetic, or PK, clinical trial that RPL554 is well-suited to inhaled administration.

Enrollment in our current study in 400 COPD patients in Europe, being treated for 4 weeks, is progressing well and the Company now expects to report top-line data in mid-2018, sooner than previous guidance of second-half of 2018.

Our ongoing Phase 2a study in CF patients, to evaluate PK and PD is progressing as planned and we expect to report top-line data in the first half of 2018.

The Company continues to review its development strategy for RPL554 in the context of additional data generated, including from clinical trials and market research, to identify opportunities to enhance the planned development and commercialization of RPL554 which may lead to changes in the planned future clinical development of RPL554.

In addition to our nebulized formulation of RPL554, we are also developing RPL554 in both DPI and MDI formulations for the maintenance treatment of COPD. We believe these formulations may enable the Company to address a larger COPD market segment than can be addressed through the nebulizer formulation. We may explore the development of RPL554 in these formulations for the treatment of CF and other respiratory diseases.

For the nine months ended September 30, 2017 the Company recorded a loss after tax of £14.2m (2016: loss of £4.2m) and a loss per share of 17.4p (2016: loss of 15.4p). Net cash outflows from operating activities during the nine month period ended September 30, 2017 were £15.8m (2016: outflow of £3.3m), and at September 30, 2017 the Company held cash, cash equivalents and short term investments of £85.5m (December 31, 2016: £39.8m).

OUTLOOK

Having successfully completed earlier this year a global offering comprised of an initial public offering of our American Depositary Shares (“ADSs”) on Nasdaq and an offering in Europe of our ordinary shares, we believe that we now have the team and funding in place to progress the development of nebulized RPL554 as maintenance therapy for both COPD and CF, as well as for the treatment of acute exacerbations of COPD. We are also developing DPI and MDI formulations of RPL554 which we believe has the potential to extend the commercial opportunity in COPD and other respiratory indications, as we believe RPL554’s properties as a dual inhibitor of PDE3 and PDE4 give it broad potential applicability in this therapeutic area. Additionally, we intend to seek strategic collaborative relationships and opportunities to acquire or in-license product candidates for the treatment of additional unmet clinical needs in respiratory diseases.

FINANCIAL REVIEW

Financial review of the three and nine month periods ended September 30, 2017

Three months ended September 30, 2017

The operating loss for the three months ended September 30, 2017 was £8.1m (three months ended September 30, 2016: £2.2m) and the loss after tax for the period was £9.1m (three months ended September 30, 2016: £2.5m).

Research and development costs for the three months ended September 30, 2017 were £6.1m (three months ended September 30, 2016: £1.4m), an increase of £4.7m. This increase related to the expense of preparation for, initiation, progression and completion of clinical trials as well as the build-out of the management team, including the expansion of clinical and regulatory capacity in the United States. Included in the increase was an amount of £0.5m related to share-based payment charges (2016: £0.1m).

General and administrative costs for the three months ended September 30, 2017 were £2.0m (three months ended September 30, 2016: £0.8m), an increase of £1.2m. This increase was due to an expansion in the commercial and administrative structure and activities of the Company. Included in the increase was an amount of £0.5m related to share-based payment charges (2016: £0.0m).

Finance income for the three months ended September 30, 2017 was £0.1m (three months ended September 30, 2016: £0.1m).

Finance expense for the three months ended September 30, 2017 was £2.4m (three months ended September 30, 2016: £0.7m).  The increase in finance expense was due to an increase in the fair value of the warrant liability of £1.2m, increased losses following changes in exchange rates as well as an increase in the calculated value of the assumed contingent obligation resulting from the Vernalis license agreement, offset by transaction costs relating to warrants in 2016.  The increase in the value of the warrants was caused by changes in the underlying assumptions for measuring the liability of the warrants, predominantly the increase in the price of the Company’s shares. The Company manages its exposure to movements in foreign exchange movements by holding its cash and short term investments in a range of currencies. The movement in the sterling US dollar exchange rate resulted in a foreign exchange loss during the period.

Taxation for the three months ended September 30, 2017 amounted to a credit of £1.3m (three months ended September 30, 2016: £0.3m), an increase in the credit amount of £1.0m. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure, and the increase in the credit amount was primarily attributable to our increased expenditure on research and development.

Nine months ended September 30, 2017

The operating loss for the nine months ended September 30, 2017 was £19.1m (nine months ended September 30, 2016: £4.1m) and the loss after tax for the period was £14.2m (nine months ended September 30, 2016: £4.2m).

Research and development costs for the nine months ended September 30, 2017 were £14.0m (nine months ended September 30, 2016: £2.7m), an increase of £11.3m. This increase related to the expense of preparation for, initiation, progression and completion of clinical trials as well as the build-out of the management team, including the expansion of clinical and regulatory capacity in the United States. Included in the increase was an amount of £1.2m related to share-based payment charges (2016: £0.2m).

General and administrative costs for the nine months ended September 30, 2017 were £5.0m (nine months ended September 30, 2016: £1.4m), an increase of £3.6m. This increase was due to an expansion in the commercial and administrative structure and activities of the Company. Included in the increase was an amount of £1.0m related to share-based payment charges (2016: £0.1m).

Finance income for the nine months ended September 30, 2017 was £4.1m (nine months ended September 30, 2016: £0.1m). The increase in finance income was primarily due to a decrease in the fair value of the warrant liability of £3.9m caused by changes in the underlying assumptions for measuring the liability of the warrant, predominantly the price of the Company’s shares.

Finance expense for the nine months ended September 30, 2017 was £2.2m (nine months ended September 30, 2016: £0.9m).  The increase in finance expense was due to increased losses following changes in exchange rates as well as an increase in the calculated value of the assumed contingent obligation resulting from the Vernalis license agreement, offset by transaction costs relating to warrants in 2016.  As part of our approach to risk management we hold cash and short term investments in a mix of currencies.  The movement in the sterling US dollar exchange rate has resulted in the foreign exchange loss for the nine months ended September 30, 2017 (nine months ended September 30, 2016: gain).

Taxation for the nine months ended September 30, 2017 amounted to a credit of £2.9m (nine months ended September 30, 2016: £0.6m), an increase in the credit amount of £2.3m. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure, and the increase in the credit amount was primarily attributable to our increased expenditure on research and development.

Cash Flow - Operating activities: net cash used in operating activities increased by £12.5m to £15.8m for the nine months period ended September 30, 2017 compared to £3.3m for the nine month period ended September 30, 2016. This increase was due to the increases in both research and development, and general and administrative expenses described above.

Cash Flow - Investing activities: net cash used in investing activities for the nine month period ended September 30, 2017 amounted to £54.8m, reflecting the placing of funds on term deposits with maturity of greater than 3 months together with certain patent costs, compared to £0.1m for the nine months ended September 30, 2016.

Cash Flow - Financing activities: net cash inflow from financing activities for the nine month period ended September 30, 2017 amounted to £63.2m and relates to the net proceeds from the global offering of our ADSs and ordinary shares and a private placement of our ordinary shares, each of which completed on May 2, 2017. For the period ended September 30, 2016 the net cash inflow of £41.8m related to a financing that took place in July 2016.

Financial position

At September 30, 2017 Verona Pharma plc and its subsidiaries had approximately £85.5m in cash, cash equivalents and short term investments (December 31, 2016: £39.8m).

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE

INCOME FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2016 AND SEPTEMBER 30, 2017

	Notes	Three months ended September 30, 2016 (unaudited)		Three months ended September 30, 2017 (unaudited)		Nine months ended September 30, 2016 (unaudited)		Nine months ended September 30, 2017 (unaudited)
		£		£		£		£
Research and development costs		(1,408,726)		(6,084,999)		(2,653,441)		(14,027,854)
General and administrative costs		(751,912)		(2,040,276)		(1,427,026)		(5,041,200)
Operating loss		(2,160,638)		(8,125,275)		(4,080,467)		(19,069,054)
Finance income	6	139,803		114,079		147,178		4,130,934
Finance expense	6	(711,285)		(2,360,885)		(859,195)		(2,151,329)
Loss before taxation		(2,732,120)		(10,372,081)		(4,792,484)		(17,089,449)
Taxation — credit	7	270,757		1,257,906		555,734		2,861,359
Loss for period		(2,461,363)		(9,114,175)		(4,236,750)		(14,228,090)
Other comprehensive income/(expense):
Items that may be subsequently reclassified to profit or loss.
Exchange differences on translating foreign operations		3,842		(13,654)		20,495		(27,691)
Total comprehensive loss for the period attributable to owners of the Company		(2,457,521)		(9,127,829)		(4,216,255)		(14,255,781)
Loss per ordinary share — basic and diluted (pence)	8	(5.9	)p	(8.7	)p	(15.4	)p	(17.4	)p

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2017

	Notes	As of December 31, 2016 (audited)	As of September 30, 2017 (unaudited)
		£	£
ASSETS
Non-current assets:
Property, plant and equipment		13,838	12,819
Intangible assets		1,876,684	2,003,841
Goodwill		441,000	441,000
		2,331,522	2,457,660
Current assets:
Prepayments and other receivables		2,958,587	3,916,024
Current tax receivable		1,067,460	3,068,523
Short term investments	9	—	54,064,942
Cash and cash equivalents		39,785,098	31,393,327
		43,811,145	92,442,816
Total assets		46,142,667	94,900,476

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		2,568,053	5,250,870
Share premium		58,526,502	118,861,212
Share-based payment reserve		2,101,790	4,092,921
Accumulated loss		(28,728,038)	(42,983,819)
Total equity		34,468,307	85,221,184

Current liabilities:
Trade and other payables		2,823,489	4,751,798
Tax payable — US operations		126,063	78,091
Derivative financial instrument	10	7,922,603	3,997,333
Total current liabilities		10,872,155	8,827,222
Non-current liabilities:
Assumed contingent obligation	11	802,205	852,070
Total non-current liabilities		802,205	852,070
Total equity and liabilities		46,142,667	94,900,476

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND SEPTEMBER 30, 2017

	Nine months ended September 30, 2016 (unaudited)	Nine months ended September 30, 2017 (unaudited)
	£	£
Cash used in operating activities:
Loss before taxation	(4,792,484)	(17,089,449)
Finance income	(147,178)	(4,130,934)
Finance expense	859,195	2,151,329
Share-based payment charge	307,929	1,991,131
Increase in prepayments and other receivables	(537,183)	(2,377,156)
(Decrease)/increase in trade and other payables	(551,100)	2,798,146
Depreciation of plant and equipment	7,288	4,502
Amortization of intangible assets	40,913	50,305
Cash used in operating activities	(4,812,620)	(16,602,126)
Cash inflow from taxation	1,533,068	816,367
Net cash used in operating activities	(3,279,552)	(15,785,759)

Cash flow from investing activities:
Interest received	48,166	87,356
Purchase of plant and equipment	(3,825)	(3,483)
Payments for patents	(99,719)	(177,461)
Purchase of short term investments	—	(54,689,344)
Net cash used in investing activities	(55,378)	(54,782,932)

Cash flow from financing activities:
Gross proceeds from issue of shares and warrants	44,702,197	70,031,506
Transaction costs on issue of shares and warrants	(2,910,461)	—
Transaction costs on Global Offering	—	(6,785,749)
Net cash generated from financing activities	41,791,736	63,245,757

Net increase / (decrease) in cash and cash equivalents	38,456,806	(7,322,934)
Cash and cash equivalents at the beginning of the period	3,524,387	39,785,098
Effect of exchange rates on cash and cash equivalents	99,012	(1,068,837)
Cash and cash equivalents at the end of the period	42,080,205	31,393,327

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND SEPTEMBER 30, 2017

	Share capital	Share premium	Share-based payment reserve	Total Accumulated losses	Total Equity
	£	£	£	£	£
Balance at January 1, 2016	1,009,923	26,650,098	1,525,897	(23,752,204)	5,433,714
Loss for the period	—	—	—	(4,236,750)	(4,236,750)
Other comprehensive income for the period:
Exchange differences on translating foreign operations	—	—	—	20,495	20,495
Total comprehensive loss for the period	—	—	—	(4,216,255)	(4,216,255)
New share capital issued	1,555,796	34,151,439	—	—	35,707,235
Transaction costs on share capital issued	—	(2,325,035)	—	—	(2,325,035)
Warrants exercised during the period	167	4,000	—	—	4,167
Share-based payments	—	—	307,929	—	307,929
Balance at September 30, 2016	2,565,886	58,480,502	1,833,826	(27,968,459)	34,911,755

Balance at January 1, 2017	2,568,053	58,526,502	2,101,790	(28,728,038)	34,468,307
Loss for the period	—	—	—	(14,228,090)	(14,228,090)
Other comprehensive expense for the period:
Exchange differences on translating foreign operations	—	—	—	(27,691)	(27,691)
Total comprehensive loss for the period	—	—	—	(14,255,781)	(14,255,781)
New share capital issued	2,676,150	67,647,737	—	—	70,323,887
Transaction costs on new share capital issued	—	(7,453,027)	—	—	(7,453,027)
Warrants exercised during the period	6,667	140,000	—	—	146,667
Share-based payments	—	—	1,991,131	—	1,991,131
Balance at September 30, 2017	5,250,870	118,861,212	4,092,921	(42,983,819)	85,221,184

The currency translation reserve is currently not material and as such is not presented in a separate reserve but has been included in the total accumulated losses reserve.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

1. General information

On February 10, 2017 the Company effected a 50-for-1, reverse stock split, consolidation of its shares. All references to ordinary shares, options and warrants, as well as share, per share and related information in these consolidated financial statements have been retroactively adjusted to reflect the consolidation as if it had occurred at the beginning of the earliest period presented.

On May 2, 2017 the Company announced the closing of its global offering of an aggregate of 47,399,001 new ordinary shares, consisting of the initial public offering in the United States of 5,768,000 American Depositary Shares (“ADSs”) at a price of $13.50 per ADS and the private placement in Europe of 1,255,001 ordinary shares at a price of £1.32 per ordinary share, for gross proceeds of $80.0 million (the “Global Offering”). Each ADS offered represents eight ordinary shares of the Company. The ordinary shares offered were allotted and issued in a concurrent private placement in Europe and other countries outside of the United States and Canada.

In addition, the Chairman of Verona Pharma’s board of directors, Dr David Ebsworth, and an existing shareholder agreed to subscribe for 254,099 new ordinary shares at a price of £1.32 per ordinary share in a shareholder private placement separate from the Global Offering (the “Shareholder Private Placement”), contingent on and concurrent with the Global Offering and generating additional gross proceeds of £335 thousand.

On May 15 and May 23, 2017, pursuant to the Global Offering, the underwriters purchased an additional 733,738 ADSs, representing 5,869,904 ordinary shares, at a price of $13.50 per ADS, for additional gross proceeds of $9.9 million bringing the total gross proceeds in the Global Offering to $89.9 million (£70.0 million). Including the Shareholder Private Placement, the total gross proceeds of the capital raising amounted to $90.3 million (£70.3 million).

The ADSs began trading on the NASDAQ Global Market under the ticker symbol “VRNA” on April 27, 2017. Verona Pharma’s ordinary shares continue to trade on the AIM market of the London Stock Exchange (“AIM”) under the symbol “VRP”.

On September 22, 2017, 133,333 share options over 133,333 new shares were exercised at a price of 110p per share, resulting in proceeds of £147 thousand to the Company.

Following the Global Offering, the Shareholder Private Placement and the exercise of warrants, the number of ordinary shares in issue at September 30, 2017 was 105,017,401.

2. Basis of accounting

The unaudited condensed consolidated interim financial statements of Verona Pharma Plc (the “Company”) and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together “the Group”), for the nine months ended September 30, 2017, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2016.

These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on November 7, 2017. There have been no changes, except as otherwise stated, to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2016, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a going-concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held as of September 30, 2017, believes the Group has sufficient funds to continue as a going concern for at least 12 months from the end of the reporting period.

The Group’s activities and results are not exposed to any seasonality. The Company operates as a single operating and reportable segment.

Dividend

The Directors do not recommend the payment of a dividend for the nine months ended September 30, 2017 (Nine months ended September 30, 2016: £Nil; year ended December 31, 2016: £Nil).

Update to accounting policies: Short Term Investments

Short term investments include fixed term deposits held at banks and other investments with original maturities of three months or more but less than a year. They are classified as loans and receivables and are measured at amortized cost using the effective interest method.

3. Segmental Reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the year ended December 31, 2016. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.

4. Financial Instruments

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; and credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016.

5. Estimates

The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2016.

6. Finance income and expense

	Three months ended September 30, 2016	Three months ended September 30, 2017	Nine months ended September 30, 2016	Nine months ended September 30, 2017
	£	£	£	£
Finance income:
Interest received on cash balances	40,791	102,882	48,166	194,467
Foreign exchange gain on translating foreign currency denominated bank balances	99,012	—	99,012	—
Fair value adjustment on derivative financial instrument (note 10)	—	—	—	3,925,270
Other income	—	11,197	—	11,197
Total finance income	139,083	114,079	147,178	4,130,934

	Three months ended September 30, 2016	Three months ended September 30, 2017	Nine months ended September 30, 2016	Nine months ended September 30, 2017
	£	£	£	£
Finance expense:
Transaction costs allocated to the issue of warrants	585,425	—	585,425	—
Re-measurement of contingent arrangement (note 11)	—	—	86,128	—
Impact of changes in foreign exchange rates on the contingent arrangement (note 11)	3,991	(7,418)	24,906	(20,221)
Unwinding of discount factor related to the contingent arrangement (note 11)	21,434	23,803	62,301	70,086
Foreign exchange loss on receivables relating to financing activities (note 12)	—	—	—	408,277
Foreign exchange loss on translating other foreign currency denominated balances	—	1,156,837	—	1,693,187
Fair value adjustment on derivative financial instrument (note 10)	100,435	1,187,663	100,435	—
Total finance expense	711,285	2,360,885	859,195	2,151,329

For the three month period ended September 30, 2017, the value of the liability arising from the derivative financial instrument increased by £1,188 thousand, from £2,810 thousand on June 30, 2017 to £3,997 thousand on September 30, 2017; the increase in the value of this liability is recorded as finance expense.

For the nine month period ended September 30, 2017, the value of the liability arising from the derivative financial instrument decreased by £3,926 thousand, from £7,923 thousand on January 1, 2017 to £3,997 thousand on September 30, 2017; the decrease in the value of this liability is recorded as Finance income. (The change in value of this liability during the period comprised a reduction of £5,113 thousand during the six months ended June 30, 2017, partially offset by an increase of £1,188 thousand during the three months ended September 30, 2017, as set out above.)

As a result, the movement in the value of the liability arising from the derivative financial instrument is recorded as finance expense in the three month period to September 30, 2017, and as finance income in the nine month period to September 30, 2017.

7. Taxation

The tax credit for the nine month period ended September 30, 2017, amounts to £2,861 thousand, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the nine month period ended September 30, 2017 for an amount of £3,079 thousand plus a tax expense of £218 thousand related to the US operations (nine month period ended September 30, 2016: £556 thousand tax credit, comprising £572 thousand for research and development tax credit, less £16 thousand expense for tax on US operations).

The tax credit for the three month period ended September 30, 2017, amounts to £1,258 thousand, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended September 30, 2017 for an amount of £1,336 thousand plus a tax expense of £78 thousand related to the US operations (three month period ended September 30, 2016: £270 thousand tax credit, comprising £282 thousand for research and development tax credit, less £11 thousand expense for tax on US operations).

8. Loss per share calculation

The basic loss per share of 17.4p (September 30, 2016: loss of 15.4p) for the nine months ended September 30, 2017 is calculated by dividing the loss for the nine months ended September 30, 2017 by the weighted average number of ordinary shares in issue of 81,923,920 during the nine months ended September 30, 2017 (September 30, 2016: 27,574,331).

The basic loss per share of 8.7p (September 30, 2016: loss of 5.9p) for the three months ended September 30, 2017 is calculated by dividing the loss for the three months ended September 30, 2017 by the weighted average number of ordinary shares in issue of 104,896,971 during the three months ended September 30, 2017 (September 30, 2016: 41,612,262). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

Each ADS represents 8 shares of the Company, so the loss per ADS is any period is equal to 8 times the loss per share.

9. Short term investments

The short term investments as at September 30, 2017 amounted to a total of £54,065 thousand (December 31, 2016: £ nil) and consisted of fixed term deposits, in both US Dollars and UK Pounds.

10. Warrants

Pursuant to the July 2016 placement the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price or £1.7238. The warrant holders can opt for a cashless exercise of their warrants. The warrant holders can choose to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued.

At December 31, 2016 warrants over 12,446,370 shares were in effect. During the 9 months ended September 30, 2017 warrants over 45,108 shares were forfeited.

	At December 31, 2016	At September 30, 2017
Warrants	12,446,370	12,401,262
Stock price	£1.5650	£1.4000
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.088%	0.42%
Expected life of options	2.43 years	1.92 years
Annualized volatility	73.53%	55.17%
Dividend rate	0.00%	0.00%

As at September 30, 2017, the Company updated the underlying assumptions and calculated a fair value of these warrants, using Black-Scholes (level 3), amounting to £3,997 thousand.

The variance for the nine month period ended September 30, 2017 was income of £3,925 thousand (nine month period ended September 30, 2016: expense of £100 thousand) and is recorded as finance income (nine month period ended September 2016: finance expense) in the Consolidated Statement of Comprehensive Income.  Of this amount a total of £12 thousand related to the warrants that were forfeited (2016: £nil). The variance for the three month period ended September 30, 2017 was an expense of £1,188 thousand (three month period ending September 30, 2016: £100 thousand) and is recorded as finance expense (2016: finance expense) in the Consolidated Statement of Comprehensive Income.

Derivative financial instrument
£
At December 31, 2016	7,922,603
Fair value adjustments recognized in profit or loss	(3,925,270)
At September 30, 2017	3,997,333

For the amount recognized at September 30, 2017, the effect, when some of these underlying parameters would deviate up or down, is presented in the below table.

	Volatility (up / down 10 % pts)	Time to maturity (up / down 6 months)
	£ thousands	£ thousands

Variable up	4,941	4,651
Base case, reported fair value	3,997	3,997
Variable down	3,041	3,245

11. Assumed contingent obligation related to the business combination

The value of the assumed contingent obligation as of September 30, 2017 amounted to £852,070 (December 31, 2016: £802,205).

The increase in value of the assumed contingent obligation during the nine months ended September 30, 2017 amounted to £49,865 (nine months ended September 30, 2016: £173,335) and was recognized as a finance expense.  The increase in value of the assumed contingent obligation during the three months ended September 30, 2017 amounted to £23,803 (three months ended September 30, 2016: £21,434) and was recognized as a finance expense.

	September 30, 2016	September 30, 2017
	£	£
January 1,	593,941	802,205
Re-measurement of contingent arrangement	86,128	—
Impact of changes in foreign exchange rates	24,905	(20,221)
Unwinding of discount factor	62,301	70,086
Period end	767,275	852,070

There is no material difference between the fair value and carrying value of the financial liability.

12. Issuance of Share Capital

On May 2, 2017 the Company announced the closing of its Global Offering of an aggregate of 47,399,001 new ordinary shares, comprising 5,768,000 American Depositary Shares (“ADSs”) at a price of $13.50 per ADS and 1,255,001 ordinary shares at a price of £1.32 per ordinary share. During May 2017 the underwriters purchased an additional 733,738 ADSs, representing 5,869,904 ordinary shares, at a price of $13.50 per ADS. The total gross proceeds in the Global Offering amounted to $89.9 million (£70.0 million).

In addition, the Chairman of Verona Pharma’s board of directors, Dr David Ebsworth, and an existing shareholder agreed to subscribe for 254,099 new ordinary shares at a price of £1.32 per ordinary share in the Shareholder Private Placement, contingent on and concurrent with the Global Offering and generating gross proceeds of £0.3m.

Where there is a time and foreign exchange difference between proceeds from a share issue becoming due and being received, the movement is taken to Finance income or Finance expense as appropriate. In respect of the Global Offering and Shareholder Private Placement, the Company recorded a finance expense of £439,049 arising from movements in exchange rates on funds receivable, offset by a saving on commission payable of £30,822, for a net finance expense of £408,277.

On September 22, 2017, 133,333 existing warrants over 133,333 new shares were exercised at a price of 110p per share, resulting in proceeds of £146 thousand to the Company.

Following the Global Offering, the Shareholder Private Placement and the exercise of warrants, the number of ordinary shares in issue at September 30, 2017 was 105,017,401.  All new ordinary shares rank pari passu with existing ordinary shares.

13. Share option scheme

During the nine months ended September 30, 2017 and following the Global Offering the Company granted a total of 4,656,828 share options and 1,052,236 Restricted Stock Units (“RSUs”) (nine months ended September 30, 2016 the Company granted a total of 1,701,990 share options, and nil RSUs). The numbers presented reflect ordinary shares although some grants made in 2017 are in ADSs. Each ADS represents eight ordinary shares.

The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	Nine months ended September 30, 2016	Weighted average exercise price	Nine months ended September 30, 2017
	£		£
Outstanding at January 1	1.78	1,792,000	1.87	3,037,333
Granted during the period	1.97	1,701,990	1.32	4,656,828
Exercised during the period	1.25	(3,330)	1.10	(133,333)
Forfeited during the period	1.24	(150,000)		—
Expired during the period	2.46	(260,000)	1.90	(33,333)
Number of outstanding options	1.84	3,080,660	1.53	7,527,495

The movement in the number of the Company’s RSUs is set out below:

	Weighted average exercise price	Nine months ended September 30, 2016	Weighted average exercise price	Nine months ended September 30, 2017
	£		£
Outstanding at January 1	n/a	—	—	—
Granted during the period	—	—	1.32	1,052,236
Expired during the period	—	—	—	—
Number of outstanding RSUs	n/a	—	1.32	1,052,236

The share-based payment expense for the nine months ended September 30, 2017 was £1,991,131 (nine months ended September 30, 2016: £307,929).  The share-based payment expense for the three months ended September 30, 2017 was £1,022,832 (three months ended September 30, 2016: £129,967).

The options and RSUs granted during the nine months ended September 30, 2017, were awarded under the Company’s 2017 Long Term Incentive Plan with total fair values estimated using the Black-Scholes option-pricing model of £5.3m. The cost is amortized over the vesting period of the options and the RSUs on a straight-line basis. The following assumptions were used for the Black-Scholes valuation of share options and RSUs granted in the nine months ended September 30, 2017. The only performance condition of the options and RSUs is the vesting period.

	Share options	RSU
	Issued in the nine months ended September 30, 2017	Issued in the nine months ended September 30, 2017
Options / RSUs granted	4,656,828	1,052,236
Risk-free interest rate	0.29% - 0.62%	0.42% - 0.62%
Expected life of options / RSUs	5.5 — 7.0 years	5.5 — 7.0 years
Annualized volatility	71.3% - 73.3%	71.3% - 73.1%
Dividend rate	0.00%	0.00%
Vesting period	3 and 4 years	3 and 4 years

14. Related party transactions

In the nine months ended September 30, 2016, and 2017, executive directors received regular salaries, post-employment benefits and share-based payments. Additionally, non-executive directors received compensation for their services in the form of cash compensation and equity grants. The compensation costs for the Directors and senior staff for the three and nine months ended September 30, 2016 and 2017 were as follows:

		Short term employee	Share-based	Post- employment
		benefits	payments	benefits	Total
		(in £ thousands)
Three months ended September 30, 2016	Directors	325	88	5	418
	Other key management personnel	141	45	3	189
		466	133	8	607
Three months ended September 30, 2017	Directors	244	355	5	604
	Other key management personnel	428	628	7	1,063
		672	983	12	1,667

		Short term employee	Share-based	Post- employment
		benefits	payments	benefits	Total
		(in £ thousands)
Nine months ended September 30, 2016	Directors	522	183	10	715
	Other key management personnel	594	118	6	718
		1,116	301	16	1,433
Nine months ended September 30, 2017	Directors	738	697	13	1,448
	Other key management personnel	1,159	1,203	18	2,380
		1,897	1,900	31	3,828

David Ebsworth, a Non-Executive Director, purchased £18 thousand of our ordinary shares as part of the Shareholder Private Placement and £10 thousand of our ordinary shares from the market in the period.  Vikas Sinha, a Non-Executive Director, purchased of £234 thousand of our ordinary shares, in the form of ADSs, as part of the Global Offering.

The Company recognizes Vivo Capital and Novo A/S as related parties. Both these funds participated in the Global Offering, as per the table below presenting their equity contributions:

Equity Contributions at Global Offering
£ thousands

Novo A/S	7,791
Vivo Capital	7,407

15. Convenience translation

We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of September 30, 2017 and for the three and nine month periods ended September 30, 2017 into US dollars at the noon buying rate of the Federal Reserve Bank of New York on September 29, 2017, which was £1.00 to $1.3402. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

The loss per ADS is calculated on the basis of 8 ordinary shares per ADS.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2016 AND SEPTEMBER 30, 2017

	Three months ended September 30, 2017 (unaudited)	Three months ended September 30, 2017 (unaudited)	Three months ended September 30, 2016 (unaudited)
	$	£	£
Research and development costs	(8,155,116)	(6,084,999)	(1,408,726)
General and administrative costs	(2,734,378)	(2,040,276)	(751,912)
Operating loss	(10,889,494)	(8,125,275)	(2,160,638)
Finance income	152,889	114,079	139,803
Finance expense	(3,164,058)	(2,360,885)	(711,285)
Loss before taxation	(13,900,663)	(10,372,081)	(2,732,120)
Taxation — credit	1,685,846	1,257,906	270,757
Loss for period	(12,214,817)	(9,114,175)	(2,461,363)
Other comprehensive (expense) / income:
Exchange differences on translating foreign operations	(18,299)	(13,654)	3,842
Total comprehensive loss for the period attributable to owners of the Company	(12,223,116)	(9,127,829)	(2,457,521)
Loss per ADS — basic and diluted	$(0.93)	£(0.70)	£(0.48)

	Nine months ended September 30, 2017 (unaudited)	Nine months ended September 30, 2017 (unaudited)	Nine months ended September 30, 2016 (unaudited)
	$	£	£
Research and development costs	(18,800,130)	(14,027,854)	(2,653,441)
General and administrative costs	(6,756,216)	(5,041,200)	(1,427,026)
Operating loss	(25,556,346)	(19,069,054)	(4,080,467)
Finance income	5,536,278	4,130,934	147,178
Finance expense	(2,883,211)	(2,151,329)	(859,195)
Loss before taxation	(22,903,279	(17,089,449)	(4,792,484)
Taxation — credit	3,834,793	2,861,359	555,734
Loss for period	(19,068,486)	(14,228,090)	(4,236,750)
Other comprehensive (expense) / income:
Exchange differences on translating foreign operations	(37,111)	(27,691)	20,495
Total comprehensive loss for the period attributable to owners of the Company	(19,105,597)	(14,255,781)	(4,216,255)
Loss per ADS — basic and diluted	(1.86)	(1.39)	(1.23)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	As of September 30, 2017 (unaudited)	As of September 30, 2017 (unaudited)	As of December 31, 2016 (audited)
	$	£	£
ASSETS
Non-current assets:
Property, plant and equipment	17,180	12,819	13,838
Intangible assets	2,685,548	2,003,841	1,876,684
Goodwill	591,028	441,000	441,000
	3,293,756	2,457,660	2,331,522
Current assets:
Prepayments and other receivables	5,248,255	3,916,024	2,958,587
Current tax receivable	4,112,435	3,068,523	1,067,460
Short term investments	72,457,835	54,064,942	—
Cash and cash equivalents	42,073,337	31,393,327	39,785,098
	123,891,862	92,442,816	43,811,145
Total assets	127,185,618	94,900,476	46,142,667

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	7,037,216	5,250,870	2,568,053
Share premium	159,297,796	118,861,212	58,526,502
Share-based payment reserve	5,485,333	4,092,921	2,101,790
Accumulated loss	(57,606,914)	(42,983,819)	(28,728,038)
Total equity	114,213,431	85,221,184	34,468,307

Current liabilities:
Trade and other payables	6,368,359	4,751,798	2,823,489
Tax payable — US operations	104,658	78,091	126,063
Derivative financial instrument	5,357,226	3,997,333	7,922,603
Total current liabilities	11,830,243	8,827,222	10,872,155
Non-current liabilities:
Assumed contingent obligation	1,141,944	852,070	802,205
Total non-current liabilities	1,141,944	852,070	802,205
Total equity and liabilities	127,185,618	94,900,476	46,142,667

16. Subsequent Events

No events occurred after the reporting date that would have a material impact on the financial position of the Company.